Exhibit 99.1

PRESS RELEASE
For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

AerCap Holdings N.V. Revolving Credit Facility Update

Dublin – March 13, 2020 - AerCap Holdings N.V. (“AerCap”) (NYSE: AER) today announced that AerCap Holdings N.V. and certain of its subsidiaries (“We,” or “AerCap”) are party to a $4.0 billion unsecured revolving credit facility with a syndicate of financial institutions that matures in February 2024.

On March 12, 2020, we provided a borrowing notice to the lenders with respect to the remaining available amount under this facility.

Aengus Kelly, CEO of AerCap, said, “We have decided to take this action as a precautionary measure, given recent market volatility. As I said earlier this week at an industry conference, AerCap continues to maintain a strong liquidity and financial position, with $28.2 billion of unencumbered assets and $8.2 billion of available liquidity as of December 31, 2019.”

About AerCap

AerCap is the global leader in aircraft leasing with 1,334 aircraft owned, managed or on order and $43.7 billion of total assets as of December 31, 2019. AerCap has one of the most attractive order books in the industry. AerCap serves approximately 200 customers in approximately 80 countries with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Dublin with offices in Shannon, Los Angeles, Singapore, Amsterdam, Shanghai, Abu Dhabi, Seattle and Toulouse.

Forward-Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are "forward-looking statements". In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as "may," "might," "should," "expect," "plan," "intend," "estimate," "anticipate," "believe," "predict," "potential" or "continue" or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit www.aercap.com and follow us on Twitter www.twitter.com/aercapnv.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com